Exhibit 99.2

Atlantic Investors, LLC
654 Madison Avenue, Suite 1609
New York, NY 10021

July 12, 2010
Members of the Board of Directors
NaviSite, Inc.
400 Minuteman Road
Andover, Massachusetts 01810

Gentlemen:

Atlantic Investors, LLC is the largest stockholder of NaviSite, Inc. (the “Company”), with ownership of an aggregate 13,841,028 shares or approximately 36.7% of the common stock of the Company.

We are pleased to submit a proposal to acquire the Company in an all-cash merger transaction pursuant to which the Company’s common stockholders will receive $3.05 for each share of common stock.

We believe that our proposal is fair and in the best interest of the Company and its stockholders and that the stockholders will find our proposal attractive.  Our proposal represents a premium of 14% over the closing price of shares of the Company’s common stock on July 9, 2010 (the last trading day prior to submission of our proposal).

We anticipate that the Company’s senior management would remain in place following the transaction.  We also anticipate continuing to run the business in accordance with its current practice and maintaining the Company’s valuable employee base, which we view as one of its most important assets.

We expect that you will establish a special committee of independent directors, advised by independent financial and legal advisors, to consider our proposal on behalf of the Company’s stockholders and to recommend to the Board of Directors whether to approve the proposal.  We would welcome the opportunity to meet with a special committee as soon as possible in order to answer any questions about our proposal and to work out the details of a definitive agreement.

Our proposal is, of course, conditioned on (i) the execution of a definitive agreement on mutually acceptable and customary terms, (ii) satisfactory completion of confirmatory due diligence and (iii) our ability to obtain the necessary financing to complete the transaction  We are confident in our ability to obtain such financing and we will provide you with further details about our plans to obtain such financing at the appropriate time.

In considering our proposal, you should be aware that we do not have any intention to sell our stake in the Company.

This letter and the proposal contained herein are not intended to create or constitute any legally binding obligation, liability or commitment by us regarding the proposed transaction, and there will be no legal binding contract or agreement between us regarding the proposed transaction unless and until a definitive merger agreement is executed.

Finally, please note that the rules of the U.S. Securities and Exchange Commission require us to disclose publicly the existence and contents of this letter and that such disclosure is not intended to impede the amicable negotiations we seek with the Company.

We look forward to working with the special committee and its legal and financial advisors to complete a transaction that is attractive to the Company’s stockholders.

Very truly yours,

ATLANTIC INVESTORS, LLC

By:	Madison Technology LLC, a Managing Member

By:	/s/ Arthur Becker
	Name:	Arthur Becker
	Title:	Managing Member